From:	Christopher Sprague [chris.sprague@prudential.com]
Sent:	Tuesday, February 09, 2010 11:41 AM
To:	Samuel, Sally
Cc:	Christopher Sprague
Subject:	RE: Our N-4 Filings

Because of the "age of financial statements" requirement in S-X, we need to go effective no later than the 11th (Thursday). In our filing, we had asked for tomorrow, but I obviously understand your situation. Please let us know what else you might need, and we'd be glad to get it to you in whatever form you need.

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              "Samuel, Sally"
              <samuels@SEC.GOV>
                                                              To
                              "Christopher Sprague"
         Tue 02/09/2010       <chris.sprague@prudential.com>
         11:31 AM                                             cc

                                                         Subject
                         RE: Our N-4 Filings
```

I thought you were seeking effectiveness for the 11th-Thurs. I can access the filing from home and will try to review it, but I cannot guarantee it, if we are closed tomorrow also.

-----Original Message-----
From: Christopher Sprague [mailto:chris.sprague@prudential.com]
Sent: Tuesday, February 09, 2010 11:30 AM
To: Samuel, Sally
Subject: Our N-4 Filings

Hello Sally. Because we are unsure whether the Staff is working from home during this snow emergency, I thought I would send this note to offer to e-mail anything that you might need with regard to the filings that we were seeking effectiveness for tomorrow. Please let me know if there's anything I can e-mail. thanks